

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 5, 2017

Howard Doong
Chief Executive Officer
American BriVision (Holding) Corporation
11 Sawyers Peak Drive
Goshen, NY 10924

> **Re: American BriVision (Holding) Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 22, 2017**
> **File No. 333-213618**

Dear Mr. Doong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2017 letter.

Risk Factors
Dependence on Key Existing and Future Personnel, page 7

1.   We refer to your statements on page 50 that your new CEO currently serves as the CEO of two other companies, and that pursuant to your employment agreement with him, he has only committed to devoting at least ten hours per week to his responsibilities as your CEO. Please expand this risk factor to discuss the limited time commitment of your CEO and the potential conflicts of interest that may arise due to his roles at the other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 24

2.   Please address the following regarding your May 26, 2017 co-development agreement
        with Rgene Corporation (Rgene):
        - As Rgene is a related party as one of your shareholders, revise your disclosure to
          explain why they have not paid the remaining $2,760,000 of the $3 million in
          consideration due you by August 15, 2017.
        - Tell us your accounting for this agreement and reference for us the authoritative
          literature you rely upon to support your accounting. In your response, at a minimum,
          tell us:
          o What you are obligated to provide Rgene under the agreement;
          o What Rgene is required to provide under the agreement;
          o Whether the mere passage of time triggered the second payment of $150,000 in
             July 2017;
          o What triggered the final payment of the $3 million that was due on August 15,
             2017;
          o Whether any of the amounts collected or to be collected from the $3 million
             consideration are refundable; and
          o Whether this is a multi-element arrangement under ASC 605-25.
        - Revise your interim financial statement policy disclosure to include your policy for
          revenue recognition.

Business
BioFirst Collaborative Agreement, page 36

3.   Please expand your disclosure of the agreement to discuss term and termination
        provisions, and indicate whether you have received all the data deliverable by BioFirst.
        Please also disclose whether your license from BioFirst is on an exclusive basis with
        respect to third parties.

II. ABV-1502 Solid Tumor with Anti-PD1 Combination therapy, page 39

4.   We refer to your revised disclosure in response to prior comment 2 on page 39 that you
        intend to conduct a Phase I trial for product candidate ABV-1502. However, in the fifth
        bullet on page 39, you state that since ABV-1501 and ABV-1502 share the same API,
        you are allowed to cross reference the MSKCC trials for ABV-1502. Please explain how
        you are using the data from MSKCC trials for the development of ABV-1502. If you are
        not using such data, please remove disclosures regarding such trials in your description of
        ABV-1502.

VII. ABV-1701 Vitreous Substitute for Vitrectomy (the "Vitargus"), page 45

5.   We note that you state in the sixth bullet that you are conducting a Phase I trial that started in November 2016. However, we also note your statement in the last bullet that you have received approval for the first subject, and you are in the process of recruiting others. Please clarify your disclosure to explain whether clinical testing has begun, and disclose the expected duration of the trial.

Government Regulation
European, Australian and Other Regulatory Approval, page 49

6.   We note your reference on page 45 to Vitargus as a "newly developing investigational medical device." Please revise your disclosure to state the class of medical device applicable to Vitargus and to describe any additional regulations applicable to the product candidate as a medical device.

Management, page 50

7.   We refer to your statement that Mr. Hung was previously with NES Limited and Fujitec Taiwan Co. Ltd. Please disclose the principal business of these companies. Refer to Item 401(e)(1) of Regulation S-K.

        You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

                                        Sincerely,
                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Joan Wu, Esq. — Hunter Taubman Fischer & Li, LLC